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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TradeUP Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):

▣ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

437 Madison Ave, 27th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Youqing Liu	6469785186	youqing.liu@tradeup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP
(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

10/8/2003	339
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Youqing Liu, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TradeUP Securities Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: 2/28/2024

Title: CFO

Notary Public

CHENRUO QU
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES OCT. 02, 2028
Comm NO. 50214798

Sworn to and Subscribed before me this 28 day of February, 2024

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



PUBLIC

TRADEUP SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

TRADEUP SECURITIES INC.

CONTENTS



Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of TradeUP Securities Inc.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of TradeUP Securities Inc., (the "Company"), as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company, as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2021.

Mazars USA LLP

Woodbury, NY
February 28, 2024

Mazars USA LLP is an independent member firm of Mazars Group.

TRADEUP SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

		December 31, 2023
ASSETS		
Cash	$	927,425,477
Cash segregated under federal regulations		265,143,725
Deposits with clearing organizations		44,790,413
Receivable from customers		486,087,590
Receivable from broker-dealers		5,619,426
Securities borrowed		111,303,933
Right of use asset		367,563
Office equipment, at cost (net of accumulated depreciation of $138,286)		76,407
Investment in the Depository Trust and Clearing Corporation		398,358
Securities owned, at fair value		418,402,049
Other assets		796,859
Total assets	$	2,260,411,800
LIABILITIES AND STOCKHOLDER'S EQUITY		
Payable to customers	$	783,591,770
Payable to broker-dealers		3,629,971
Securities loaned		1,300,751,453
Accrued expenses and other liabilities		12,275,473
Total liabilities	$	2,100,248,667
Stockholder's equity		
Common stock, no par value; 2,500 shares authorized, issued and outstanding	$	24,815
Additional paid-in-capital		118,800,000
Retained earnings		41,338,318
Total stockholder's equity	$	160,163,133
Total liabilities and stockholder's equity	$	2,260,411,800

See accompanying notes to financial statement.

1. Nature of Operations

Nature of Operations

TradeUP Securities Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the New York Stock Exchange ("NYSE"), and the Municipal Securities Rulemaking Board ("MSRB"). The Company is a self-clearing broker-dealer and a member of the Depository Trust and Clearing Corporation ("DTCC"). The Company registered with Commodity Futures Trading Commission ("CFTC") on August 8, 2019. The Company's principal business is that of an online securities broker, whereby it executes orders on behalf of its customers and provides financing for such transactions. The Company also generates income through securities loaned transactions.

On July 12, 2019, the Company was acquired by Tiger Fintech Holdings, Inc. ("TFH"), a wholly owned subsidiary of parent Up Fintech Holding Limited.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts disclosed in the financial statement. Actual results could differ from those estimates.

Cash and Cash Segregated under Federal Regulations

The Company is required to segregate cash for the exclusive benefit of customers, as defined by Rule 15c3-3 under the Securities Exchange Act ("SEA") of 1934. The Company continually reviews the credit quality of the financial institutions and has not experienced default. As a result, the Company does not have an expectation of credit losses for these arrangements. For the purposes of the statement of cash flows, the Company considers highly liquid money market funds to be cash equivalents and "cash and restricted cash" consists of "cash" and "cash segregated under federal regulations".

Concentrations of Credit Risk

The Company maintains its cash balances in eight large financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from such counterparties. At December 31, 2023, the Company has approximately $1,191,000,000 in excess of the insured limits.

Depreciation

Office equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives (3-5 years) of the related assets.

2.   Summary of Significant Accounting Policies (Continued)

Securities Transactions/Revenue Recognition

The Company has adopted FASB ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.   The guidance requires to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company receives transaction rebates or payments for order flow from executing brokers. Revenue from such transaction is recognized at a point in time, upon execution of securities transactions, which is when the company believes the performance obligation is satisfied.

The Company participates in stock lending activities to counterparties through master securities loan agreements. Each time a counterparty enters into a stock lending agreement, the Company charges stock loan income which is calculated based on an agreed upon rate and the value of the underlying securities. The Company believes that the performance obligation is satisfied over time based on contractual terms with counterparties.

Interest income is recorded on an accrual basis. Margin interest and interest charged to customers for securities sold short are recognized over time in accordance with the Company's customer account agreements.

Other income includes other fees charged to customers which are recognized at a point in time in accordance with the Company's customer account agreements.

The 2023 opening and ending balances of contract assets and liabilities are as follows:

	December 31, 2023	January 1, 2023
Receivable from customers	$ 486,087,590	$ 400,947,313
Receivable from broker-dealers	$ 5,619,426	$ 1,825,148
Securities borrowed	$ 111,303,933	$ 94,721,040
Payable to customers	$ 783,591,770	$ 760,846,073
Payable to broker-dealers	$ 3,629,971	$ 1,090,303
Securities loaned	$ 1,300,751,453	$ 654,943,660

2.   Summary of Significant Accounting Policies (Continued)

Income Taxes

On July 12, 2019, the Company was acquired by TFH, and converted to C Corporation status on that date.

As of and for the period ended December 31, 2023, the Company files its income tax returns as a wholly owned subsidiary of TFH. All tax effects of the Company's income or loss are included in the tax returns of TFH. However, the Company computes its tax provision as if it were filing a return on a modified separate return basis.

The Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, compliance with U.S. Federal, U.S state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

Also, see note 10.

The Company's income tax returns for tax years 2020 through 2022 are subject to examination by tax authorities.

Credit Loss on Financial Instruments

The Company applies FASB ASC Topic 326 – Credit Losses: Measurement of Credit Losses on Financial Instruments. This guidance requires entities to use a current expected credit loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flows that the entity does not expect to collect from financial assets measured at amortized cost within the scope of the standard. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Management does not believe that an allowance is required as of December 31, 2023.

Securities borrowed and loaned

Securities borrowed and loaned result from transactions with other brokers, dealers or financial institutions. These transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require us to provide the counterparties with cash collateral. The Company receives collateral in the form of cash in an amount generally in excess of their fair value of the securities loaned. All securities borrowed and loaned transactions have an open contractual term and, upon notice by either party, may be terminated within two business days. The Company manages risks associated with its securities lending and borrowing activities by requiring credit approvals for counterparties, by monitoring the market value of securities loaned and collateral values for securities borrowed on a daily basis and requiring additional cash as collateral for securities loaned or return of collateral for securities borrowed when necessary. The Company's securities lending transactions are subject to enforceable master netting arrangements with other broker-dealers, however, the Company does not net securities lending transactions in the statement of financial condition. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables. The Company's Management has determined that no credit loss reserves are necessary at December 31, 2023.

3. Securities Owned, at Fair Value

At December 31, 2023, securities owned, at fair value, consists of the following:

Securities Owned, at fair value

	Owned
U.S. Government securities	$ 418,077,123
Corporate stocks & equity securities	$ 324,926
	$ 418,402,049

4. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions that market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

As of December 31, 2023, the Company's investments are classified as follows:

	Level 1	Level 2	Level 3	Total
U.S. Government securities	$ 418,077,123	$ -	$ -	$ 418,077,123
Publicly traded common stock	$ 324,926	$ -	$ -	$ 324,926
Investment in the DTCC	$ -	$ -	$ 398,358	$ 398,358
Total	$ 418,402,049	$ -	$ 398,358	$ 418,800,407

Securities that trade in active markets and are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency are classified within Level 1 of the fair value hierarchy.

At December 31, 2023, the Investment in Depository Trust and Clearing Corporation was categorized as a Level 3 privately held investment. The price was determined based on the formula set forth in the shareholder's agreement.

4. Fair Value of Financial Instruments (Continued)

At December 31, 2023, securities owned, at fair value were based upon quoted market prices in active markets. These are categorized as Level 1 in the fair value hierarchy.

5. Receivables from and Payables to Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for the receivables.

Included in receivables from and payables to customers at December 31, 2023, are related party balances as follows:

	December 31, 2023
Receivable from Affiliates' Omnibus accounts	460,519,012
Payables to Affiliates' Omnibus accounts	740,593,047

6. Receivables from and Payables to Broker-Dealers

Amounts receivable from and payable to broker-dealers at December 31, 2023 consist of the following:

	Receivable		Payable	
Deposits	$	512,570	$	-
Securities failed to deliver/receive	$	3,778,820	$	15,745
Stock loan rebates payable	$	-	$	3,614,226
Stock option rebates receivable	$	1,199,138	$	-
Others	$	128,898	$	-
	$	5,619,426	$	3,629,971

Securities failed to deliver or receive represent the contract value of the amount failed to be received or delivered as of the date of the Statement of Financial Condition.

7. Office Equipment

Office equipment consists of the following:

Office equipment	$	214,693
Less: accumulated depreciation	$	(138,286)
	$	76,407

8. Bank Line of Credit

The Company has a credit line of $20,000,000 under a brokerage credit agreement of which $20,000,000 was available at December 31, 2023. Borrowing under the credit line incurs interest, payable monthly at a floating rate that is geared toward prime. Borrowings are due on demand and secured by customer securities pledged by the Company. There was no drawing against the credit line during 2023 or at December 31, 2023.

9. Financial Instruments with Credit Risk and Other Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

In the normal course of business, the Company may pledge or deliver customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event that the counterparty is unable to meet its contracted obligation and return customer securities pledged as collateral, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstances, the Company may incur a loss up to the amount by which the market value of the security exceeds the value of the loan or other collateral received or in the possession and control of the Company.

The Company has a nationwide retail customer base. The Company conducts business with brokers and dealers, clearing organizations and depositories that are primarily located in the New York area. The majority of the Company's transactions and, consequently, the concentration of its credit exposures, are with customers, broker-dealers and other financial institutions in the United States of America. These transactions result in credit exposure in the event that the counterparty fails to fulfill its contractual obligations.

The Company monitors required margin and collateral levels daily in compliance with regulatory and internal guidelines and controls its risk exposure on a daily basis through financial, credit and legal reporting systems. Pursuant to such guidelines, the Company may require customers to deposit additional cash or collateral, or to reduce positions, when deemed necessary. Accordingly, management believes that it has effective procedures for evaluating and limiting the credit and market risks to which it is subjected.

The Company may be exposed to off-balance sheet risk from the potential inability of customers or other counterparties to meet the terms of their contracts in connection with the clearance and settlement of securities. With respect to these activities the Company may be obligated to purchase the identical securities in the open market at prevailing prices in the event of non-performance by the customer or counterparty. At December 31, 2023, the fair value of securities failed to receive was $15,745, which is included in Payables to Broker-dealers in the statement of financial condition.

10. Related Party Transactions

The Company is party to an Expense Sharing Agreement with US Tiger Securities, Inc. (US Tiger). Under this agreement, US Tiger will make available certain of its employees to the Company, and the Company will pay US Tiger for its allocated share of the compensation to those employees. The amount of approximately $821,000 is payable to US Tiger for the year ended December 31, 2023 and included in accrued expenses and other liabilities in the accompanying statement of financial condition.

In addition, the Company is party to a Master Securities Lending Agreement ("MSLA") with three affiliates. Under the agreements, the affiliates have agreed to allow the Company to lend certain securities to counterparties. The Company shares in the revenue received from securities lending with the affiliates. The amount of approximately $733,600 from such revenue is payable to affiliates for the year ended December 31, 2023 and included in accrued expenses and other liabilities in the accompanying statement of financial condition. At December 31, 2023, approximately $1,225,000,000, consisting of cash and treasury bills, has been collateralized for the benefit of affiliates in connection with fully-paid securities lending activities, and is included in the statement of financial condition in cash and securities owned.

Additionally, the Company has entered into agreements to act as clearing broker for Tiger Brokers (AU) Pty Limited and Tiger Brokers (HK) Global Limited. There was minimal activity under these agreements during 2023.

10. Related Party Transactions (Continued)

The Company entered into a Technical Service Contract with its affiliate, Beijing XiangShangYiXin Technology Co., LTD on January 1, 2023.

The Company is party to a license agreement with its affiliate, TradeUp Inc.

The Company is reporting income taxes under a consolidated filing of TFH. The Company paid $4,800,000 estimated tax to TFH during 2023. At December 31, 2023, the Company has a payable to TFH related to the tax provision of approximately $3,500,000.

The Company's operations and financial position could differ from those that would have been obtained if these entities were unrelated.

Also, see notes 2 and 5.

11. Commitments

During 2023, the Company renewed its original lease term that will end on January 31, 2024. The new lease will commence on January 1, 2024 and end on December 31, 2026.

As of December 31, 2023, future minimum lease rental payments are as follows:

Year ending December 31		Commitment
2024	$	124,391
2025	$	126,879
2026	$	129,414
Total	$	380,684

Reconciliation of lease commitment (undiscounted) to lease liabilities included in Accrued expenses and other liabilities in the accompanying statement of financial condition:

Total lease commitments	$	380,684
Imputed interest	$	(13,121)
Lease liabilities	$	367,563

The discount rate used to calculate the present value of future minimum lease payments was 5%.

The Company in the normal course of business entered into seven non-cancellable service contracts for data processing technology which have expiration dates ranging from January 2024 to June 2025.

At December 31, 2023, future minimum payments are due for each year ending December 31 as follows:

Year 1 - 2024	$	1,404,000
Year 2 - 2025	$	780,833
Total	$	2,184,833

12. Concentrations

During the year ended December 31, 2023, the Company earned 72% of commission income from two clients, which are affiliate omnibus accounts. The Company earned 73% of interest income from three financial institutions. The Company earned 92% of transaction-based income from two executing brokers.

At December 31, 2023, 91% of balances receivable from customers is due from two customers, which are affiliate omnibus accounts.

13. Regulatory Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule the Company has elected to operate under the "alternate method" whereby the Company is required to maintain minimum "net capital" of $250,000 or 2% of "aggregate debit items" arising from customer transactions whichever is greater, as these terms are defined. At December 31, 2023, the Company had net capital of $158,727,447, which was $147,598,889 in excess of its required net capital of $11,128,558. The Company's ratio of net capital to aggregate debit balances to was 0.29 to 1.

The Company is subject to Rule 15c3-3 of the SEC which requires segregation of funds in a special reserve account for the exclusive benefit of customers (Rule 15c3-3). At December 31, 2023, the Company had segregated cash of $265,143,725 under Rule 15c3-3.

In addition, as an introducing-broker regulated by the NFA, the Company is required to maintain adjusted net capital (as defined by CFTC Regulation 1.17) equivalent to or in excess of $250,000 or the minimum net amount required by the Rule, whichever is greater. At December 31, 2023, the Company had net capital of $158,727,447, which was $147,598,889 in excess of its required net capital of $11,128,558.

14. Contingencies and Other Matters

In the normal course of business activities, the Company is subject to regulatory examinations, other inquiries and other various legal actions. These matters could result in censures, fines, sanctions and legal settlements. As of the date that this financial statement was available to be issued, the Company is not aware of any matters that are expected to have a material adverse effect on its financial position or results of operations.

15. Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosure through the date that this financial statement was issued and has not identified any subsequent events that required adjustment or disclosure.